SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of June 2014

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.
 (Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

B.O.S. Better Online Solutions Ltd.

The Proxy Statement and the first paragraph of the Press Release attached to this Form 6-K are hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached hereto and incorporated by reference herein are the following exhibits:

99.1	The Registrant’s Notice of Meeting and Proxy Statement for the Annual and Special General Meeting of Shareholders to be held on July 18, 2014.

99.2 99.3	Form of Proxy Card. Press Release: B.O.S Enters Into an Exclusive Distribution Agreement with Sigur Capital.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Eyal Cohen Eyal Cohen Chief Financial Officer

Dated: June 9, 2014

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	The Registrant’s Notice of Meeting and Proxy Statement for the Annual and Special General Meeting of Shareholders to be held on July 18, 2014.
99.2	Form of Proxy Card. Form of
99.3	Press Release: B.O.S Enters Into an Exclusive Distribution Agreement with Sigur Capital.